PROKOM SOFTWARE SA

FAX

03 AUG 25 AM 7:21

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 21 July, 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.3. of the Decree of the Ministries Committee, dated 16 October of 2001 (Dz.U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **TRANSACTIONS WITH TP SA**

The Management Board of Prokom Software SA informs, that:

In the last 12 months the total value of transactions between Prokom Software SA (and its subsidiaries) and Telekomunikacja Polska SA (and its subsidiaries) exceeded 10% of Prokom Software SA's equity, reaching the amount of PLN 104.1 million. The most significant contract in this period was signed on 9 September 2002 between PUP Spin Sp. z o.o. (Prokom Software SA's subsidiary) and Telekomunikacja Polska SA. As the result of 11-months contract for centralization of databases of SERAT 2, the infrastructure of Telekomunikacja Polska SA. has been extended. This enabled the migration of the billing system SERAT 2 and all subscribers' data to one Data Processing Center in Łódź. This novelty solution has been based on the technology of simultaneous data processing, which has the significant impact on the security of operations as well as on the data storage and recovery. The net value of the contract equals USD 5.98 million, which is equivalent to PLN 23.5 million.


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21 Jul, 2003 Beata Stelmach
Member of the Management Board